Exhibit 99.1

Lavoro and TPB Acquisition Corporation I Announce Completion of Business Combination

Lavoro ordinary shares and warrants expected to begin trading on Nasdaq on March 1, 2023 under ticker symbols “LVRO” and “LVROW”, respectively

Gross proceeds of approximately $134.4 million expected to fund Lavoro’s investment activities and growth initiatives

Upon listing, Lavoro to be the first US-listed pure-play Latin American agricultural inputs retailer

SÃO PAULO & SAN FRANCISCO -- Lavoro Limited (“Lavoro” or the “Company”), the largest agricultural inputs retailer in Brazil, and TPB Acquisition Corporation I (“TPB Acquisition Corp.” or “TPBA”) (Nasdaq: TPBA, TPBAW, TPBAU), a special purpose acquisition company sponsored by The Production Board (“TPB”), today announced the completion of their previously announced business combination (the “Business Combination”). The Business Combination was approved at an extraordinary meeting of TPBA shareholders on February 22, 2023, and closed on February 28, 2023.

The ordinary shares and warrants of the combined company, Lavoro Limited, are expected to begin trading on the Nasdaq Stock Market (“Nasdaq”) under the ticker symbols “LVRO” and “LVROW”, respectively, on March 1, 2023.

“The closing of this transaction and our forthcoming listing on the Nasdaq is a major milestone for our entire Lavoro team,” commented Ruy Cunha, Chief Executive Officer of Lavoro. “We are thrilled to enter this next phase of growth as a publicly traded company, as we believe we are uniquely positioned to expand our footprint throughout Latin America and continue our mission to address food insecurity and empower farmers by creating greater access to innovative agricultural solutions.”

“We believe Lavoro is in an ideal position to improve global food security while reducing the land, water and energy footprint of our crops,” said David Friedberg, Founder of TPBA. “We are immensely proud to have played a role in helping bring this important agriculture company to the public markets. We look forward to continuing to work together alongside Lavoro to help them achieve their growth objectives and realize the margin enhancement opportunity that we believe is inherent in this business.”

The combined company will continue to be led by Chief Executive Officer Ruy Cunha alongside the rest of the current Lavoro management team. Lavoro’s Board of Directors comprises 7 directors, Marcos de Mello Mattos Haaland, Ricardo Leonel Scavazza, Daniel Fisberg, David Friedberg, Michael Stern, Lauren StClair and Eduardo Daher. The Board’s three independent directors include Michael Stern, Lauren StClair and Eduardo Daher.

Latin America’s Leading Independent Agricultural Inputs Retailer – a Scaled, Profitable, and Growing Business

Through the acquisition of over 20 small- and medium-sized companies, São Paulo-based Lavoro has quickly become Brazil’s largest agricultural inputs retailer by revenue and market share. Lavoro’s geographical presence also extends to Colombia, Peru, Chile and Uruguay.

The Company offers farmers a comprehensive portfolio of agriculture input products including seed, fertilizer, crop protection, emerging biologics and other specialty products. Lavoro’s 924 technical sales representatives have met with more than 60,000 customers on farms and at 193 retail locations multiple times per year to help them plan, purchase the right inputs, and manage their farming operations to optimize outcomes.

Lavoro’s vertically-integrated crop inputs business, “Crop Care,” is a major supplier of biologics and specialty fertilizers in Brazil. Operating at the forefront of agriculture technology, we believe the Company’s portfolio of proprietary biologics helps to enable farmers to protect their crops from disease, pests, and weeds without the carbon and environmental persistence of traditional synthetic crop chemistry – while helping to improve soil health and productivity, lowering the need for synthetic fertilizers.

Demonstrating the strength of its acquisitions and organic growth playbook, Lavoro successfully acquired and integrated 24 businesses, and generated R$8.2 billion in pro forma revenue in the fiscal year ended June 30, 2022 alone and R$151.3 million in pro forma net income in the same period. Lavoro grew its revenue by a CAGR of 69% between fiscal year 2020 to fiscal year 2022, including a 23% and 14% year-over-year organic growth in fiscal year 2021 and fiscal year 2022, respectively. At the same time, Lavoro believes it has also achieved robust organic growth through retail and product portfolio expansion, as well as operational improvements.

Transaction Overview

As a result of the transaction, Lavoro has received approximately $134.4 million in gross proceeds, including the contribution of $100 million that TPB has invested through a private placement at $10.00 per share.

Lavoro plans to use the gross proceeds for investment activities and growth initiatives, including:

•	organic expansion of its retail footprint with new stores;

•	acquisitions of additional agricultural retail and input companies;

•	introduction of new sustainable products and technological services; and

•	expansion of operations throughout Latin America.

Advisors

Barclays Capital Inc., Canaccord Genuity LLC and Stifel, Nicolaus & Company, Incorporated served as capital markets advisors to TPB Acquisition Corp. Cooley LLP acted as legal advisor to TPB Acquisition Corp., Davis Polk & Wardwell LLP acted as legal advisor to Lavoro, and White & Case LLP acted as legal counsel to the capital markets advisors.

About Lavoro

Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs. Through a comprehensive portfolio, we believe Lavoro empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, with distribution operations in Brazil and Colombia, and an emergent agricultural input trading company in Uruguay. Lavoro’s 924 technical sales representatives have met with more than 60,000 customers on farms and at 193 retail locations multiple times per year to help them plan, purchase the right inputs, and manage their farming operations to optimize outcomes. Learn more about Lavoro at www.lavoroagro.com.br.

About The Production Board

Founded by David Friedberg, The Production Board is a venture foundry and investment holding company established to solve the most fundamental problems that affect our planet by reimagining global systems of production across food, agriculture, biomanufacturing, human health, and the broader life sciences. TPB builds businesses based on emerging scientific discoveries, partners with exceptional talent, and provides them with the capital, infrastructure and market insights needed to deliver meaningful improvement in the cost, energy, time, or carbon footprint of conventional systems. TPB is backed by leading strategic and financial investors, including Alphabet, Allen & Company LLC, Cascade, and funds and accounts managed by BlackRock, Baillie Gifford, Koch Disruptive Technologies, Counterpoint Global (Morgan Stanley), Foxhaven Asset Management, and Arrowmark Partners. Learn more about our work at www.tpb.co.

Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the anticipated timing of the trading of the combined company, the expected use of gross proceeds from the business combination, the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, including with respect to its Pro Forma Revenue and Pro Forma Net Income; the viability of Lavoro’s growth strategy, including with respect to its ability to grow market share in Brazil, Latin America and globally, grow revenue from existing customers, and consummate acquisitions; opportunities, trends and developments in the agricultural input industry, including with respect to future financial performance in the industry; the size of Lavoro’s total addressable market; the expected benefits of the business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lavoro’s and TPB’s Acquisition Corp.’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro and TPB Acquisition Corp.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the expected benefits of the proposed business combination will not be obtained; the effect of the announcement or pendency of the proposed transaction on Lavoro’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of Lavoro and potential difficulties in employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against Lavoro, TPB Acquisition Corp. or the combined company related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the combined capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in TPB Acquisition Corp.’s or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TPB Acquisition Corp. nor Lavoro presently know or that TPB Acquisition Corp. nor Lavoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect TPB Acquisition Corp.’s and Lavoro’s expectations, plans or forecasts of future events and views as of the date of this press release. TPB Acquisition Corp. and Lavoro anticipate that subsequent events and developments will cause TPB Acquisition Corp.’s or Lavoro’s assessments to change. However, while TPB Acquisition Corp. and the TPB Acquisition Corp. may elect to update these forward-looking statements at some point in the future, TPB Acquisition Corp. and Lavoro specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing TPB Acquisition Corp.’s or Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For TPB:

Rachel Konrad

rachel@tpb.co, +1-650-924-5471

John Christiansen/Camilla Scassellati Sforzolini

TPB@fgsglobal.com

For Lavoro:

Guilherme Nascimento

guilherme.augusto@lavoroagro.com.br +55 66 9 9911-3093

Fernanda Rosa

fernanda.rosa@lavoroagro.com +55 41 9 9911-2712